AURA SYSTEMS, INC.

December 28, 2011

Filed as Correspondence Via EDGAR

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Aura Systems, Inc.
Registration Statement on Form S-1
Initially Filed November 30, 2011
File No. 333-178245

Dear Mr. Mancuso:

Aura Systems, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 1:00 p.m., Eastern time, on December 30, 2011 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Russell Mancuso, Branch Chief
United States Securities and Exchange Commission
December 28, 2011

Very truly yours,

AURA SYSTEMS, INC.

By:	/s/ Melvin Gagerman
Melvin Gagerman, Chief Executive Officer